Exhibit No. 2

                                   February 11, 1998

The Board of Directors
Pennwood Savings Bank
683 Lincoln Ave.
Pittsburgh, PA  15202

To The Board:

     I have examined your February 10th press release containing second quarter earnings. I have compared your results for this quarter (ended 12/31/97) to all your previous quarters as a public company, starting with 9/30/96. I am disappointed by what I see, and I am disappointed by what I don't see.

     I see a company whose assets and deposits have remained stagnant over these 6 quarters; a company whose book value per share has increased only 5 cents per share, from $15.37 (at 12/96) to $15.42 (12/97), based upon full shares outstanding at each period (610,128 at 12/31/96 and 550,641 at 12/31/97). Interest
rate spread and net interest margin are declining. Your ratio of net interest income (after provision) to G&A is at the lowest level of the last 6 quarters (1.30 to 1, now). Your ratio of G&A to assets is at the highest level of the past 6 quarters (3.17% now).

     Capital could have been used more effectively over these past 6 quarters, as evidenced by your currently excessive capital-to-assets ratio of 18%, and by your inadequate ROE of only 5.2% (annualized for the December quarter). This is the lowest ROE of any of the past 6 quarters, except one.

     Yet our stock trades at a lofty and vulnerable (based on financial results) stock price of $20.25, a rich 131% of book and a rich PE multiple of 25.3 times earnings (based on $112,000 of net income for the recent quarter, and full 550,641 shares). In my view the numbers you are putting up do not justify such a rich stock price, and I fear the stock will decline substantially if management does not take action now.








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The Board of Directors
Pennwood Savings Bank
February 11, 1998
Page 2


     What I don't see:

     A) A special dividend of $6.00 to $8.00 per share, either tax-free or taxable. Even an $8.00 dividend leaves our company with a more-than-adequate 9.5% capital ratio. And, the ROE almost doubles to better than 9%.

     You have been public 19 months and our company's profile remains lackluster. With an 18% capital ratio, it is time to return a generous portion of it to the owners of the company. The balance sheet will look so much better and shareholders will have cash-in-pocket for re-investment. And, the stock price, net of the dividend, will improve further.

     B) A stock split (or dividend). With only 550,641 shares outstanding, our company stock lacks liquidity. The bid and asked today is $20.25 - $22.50, a spread of 2.25 points, or a whopping
11.1% of the bid.

     The effect of implementing both A and B will be of substantial net benefit to all shareholders.

     I ask for actions on my concerns.

Very truly yours,


Jerome H. Davis

cc:  Charles Frank
     Mary M. Frank
     Paul S. Pieffer
     John B. Mallon
     C. Joseph Touhill
     Robert W. Hannon
     Michael Kotyk
     H.J. Zoffer



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